SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 1st March, 2005, for the month of February, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

14.02.05 10:20 TEL DIGI RELEASE TODAY

Telenor’s subsidiary in Malaysia, Digi.Com, has reported their fourth quarter figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:

- Revenues:1,002
- EBITDA: 442
- EBIT: 244

8.02.05 09:53 TEL WRITE DOWN AND PROVISIONS IN Q4 2004 andre børsmeldinger 130K

In connection with Telenor’s annual impairment test of entities containing goodwill, we have written down Sonofon by NOK 2.4 billion. In addition Telenor will expense NOK 562 million as loss on the Swedish MVNO agreement in the fourth quarter of 2004.

In connection with Telenor’s annual impairment test of entities containing goodwill, the market value of the mobile company Sonofon in Denmark has been assessed to be lower than the book value. This has led to a write-down of NOK 2.4 billlion, of which NOK 2.2 billion is goodwill. The enterprise value of Sonofon is NOK 7.7 billion subsequent to the write-down.

In 2002, Telenor entered into an MVNO agreement (Mobile Virtual Network Operator) with Tele 2 to purchase mobile network capacity in Sweden, as an alternative to a service provider agreement. The MVNO agreement is partially a fixed price agreement. As a consequence of the revised expectations of the usage of the capacity in the MVNO agreement, Telenor expensed NOK 562 million as loss on this contract in the fourth quarter of 2004. In addition, Telenor made a write-down of fixed assets in Sweden by NOK 75 million.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 1st March, 2005